EXHIBIT 99.1

New data demonstrates the unique scalability of Evaxion’s AI-Immunology™ platform in glioblastoma

  Data analysis conducted in collaboration with a leading academic medical center shows that AI‑Immunology™ enables vaccine design also for the deadly brain cancer, glioblastoma
  Uniquely, the platform can identify a novel source of targets to include in glioblastoma cancer vaccines, potentially enhancing their efficacy
  Data will be presented at the American Association for Cancer Research (AACR) Annual Meeting

COPENHAGEN, Denmark, April 17, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, announces new data demonstrating the platform’s ability to also potentially develop vaccines for glioblastoma (brain cancer).

The data, which will be presented at the AACR Annual Meeting in San Diego, California, on April 22, 2026, is another confirmation of how AI-Immunology™ can be applied across a range of different cancers as well as other diseases.

Evaxion has collaborated with researchers at Duke University School of Medicine to identify endogenous retrovirus (ERV)-derived antigens in tumor samples from multiple glioblastoma patients to include in vaccines to treat the deadly brain cancer, for which limited therapeutic options exist.

ERVs are tumor antigens from the dark genome. These antigens are present in tumors but absent in normal tissue, making them highly attractive targets for cancer vaccines. AI-Immunology™ has unique capabilities in identifying ERVs and this opens a whole new source of antigens, which can potentially greatly improve the efficacy of cancer vaccines for glioblastoma patients, who generally have few neoantigens to target due to low mutational burden.

In addition to the ERV-derived antigens, we also identified neoantigens of sufficient quality to include in a vaccine in the majority of patients

“We are excited by these new findings confirming that AI-Immunology™ is a unique platform for designing vaccines for many different cancer types, combining neoantigens with other types of antigens. This holds great potential for improving vaccine efficacy, and we are looking forward to discussing the data with both scientific stakeholders and potential business partners at the AACR Annual Meeting,” says Birgitte Rønø, CSO of Evaxion.

Strong Proof-of-Concept
The new findings include bioinformatic analysis profiling ERV expression in patient tumor samples and vaccine design feasibility assessment as well as experimental data demonstrating immunologic responses of the discovered ERV antigens. They show that ERVs constitute a relevant antigen source that may overcome limitations imposed by low mutational burden, providing a strong Proof-of-Concept for personalized vaccines incorporating ERV-derived antigens.

“There is a dire need for better treatment options for glioblastoma, which is refractory to immunotherapy due to low mutational burden and paucity of canonical neoantigens. We are encouraged to have found a new tumor-specific antigen source in ERVs that can be targeted by vaccines alongside mutation-derived epitopes,” says Professor Mustafa Khasraw, MD, who studies tumor immunobiology at Duke University School of Medicine.

AACR presentation details
Abstract title: Endogenous retrovirus-derived neoantigens enable a personalized cancer vaccine strategy for glioblastoma
Poster#: 6975
Session category: Immunology
Session title: Novel Models of Immunotherapy Response
Location: Poster section 8
Date/Time: April 22, 2026, at 9am-12pm CST/16-19 CET
Presenter: Megan Benz, Duke University Medical Center

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.